SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WidePoint Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

967590100
(CUSIP Number)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 967590100	SCHEDULE 13D/A	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,774,251
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,774,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,774,251
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 967590100	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,774,251
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,774,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,774,251
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 967590100	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2017 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on June 16, 2017 (“Amendment No. 1”) and Amendment No. 2 filed on July 24, 2017 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value (the “Shares”), of WidePoint Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 3, 2018, the Issuer entered into an appointment and standstill agreement (the “Agreement”) with Nokomis Capital, L.L.C. (“Nokomis”), pursuant to which, among other things, the Issuer agreed that (i) Nokomis shall be entitled to appoint one qualified independent individual as a Class III director of the Issuer and as a member of the Corporate Governance and Nominating Committee and the Compensation Committee of the board of directors of the Issuer (the “Board”) and the Issuer shall nominate such appointee for election at the 2018 or 2019 Annual Meeting of Stockholders (depending on the timing of the appointment); (ii) the Issuer and Nokomis shall mutually select a qualified independent individual to serve as a Class III director of the Issuer and as a member of the Corporate Governance and Nominating Committee and the Compensation Committee of the Board and the Issuer shall nominate such appointee for election at the Issuer’s 2018 or 2019 Annual Meeting of Stockholders (depending on the timing of the appointment); provided, however, that if a mutually acceptable candidate is not appointed prior to January 2, 2019, the Issuer shall temporarily appoint either Wes Cummins or Brett Hendrickson to the Board until such time that a mutually acceptable nominee is selected; and (iii) the Issuer shall use commercially reasonable efforts to hold its 2018 Annual Stockholders Meeting on or prior to October 1, 2018 and to hold its 2019 Annual Stockholders Meeting on or prior to June 30, 2019.

As part of the Agreement, Nokomis, among other things, agreed to customary standstill commitments during the term of the Agreement and to vote its Shares in favor of the Board’s recommendations regarding director elections and other matters to be submitted to a vote at the 2018 and 2019 Annual Meetings of Stockholders. The term of the Agreement expires on the date that is thirty days prior to the deadline related to nominations by stockholders of directors for election at the Issuer’s 2020 Annual Meeting of Stockholders.

The foregoing summary of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is referenced as Exhibit 1.

CUSIP No. 967590100	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit 1	Appointment and Standstill Agreement, dated July 3, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2018)

CUSIP No. 967590100	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2018

Nokomis Capital, l.l.c. /s/ Brett Hendrickson
Name: Brett Hendrickson Title: Manager

Brett hendrickson /s/ Brett Hendrickson
Name: Brett Hendrickson